Retail | Main Street | Beauty | B2C | Health and Fitness

Element Apothec

CBD holds a lot of promise, but most brands don't live up to it. Our brand does!

ELEMENTAPOTHEC.COM LOS ANGELES CALIFORNIA



Element Apothec was conceived with the idea to help as many people as possible to live better, healthier lives. Our mission to create safe and effective body care and wellness products looks to disrupt and change, for the better, an industry that has abandoned responsibility for their consumers' wellbeing and health.

Davina Fernholtz Chief Executive Officer @ Element Apothec

Why you may want to support us...

1. Ground floor investment opp in an early-stage disrupter with exponential growth potential in a rapidly emerging market
2. HUGE market upside with an anticipated expansion to $22B with $3.5T total market reach and 240+ million new customers
3. Launching 40+ experience-tested products in the body care, wellness, and athletic care verticals
4. No snake oil here — a Public Benefit Corp dedicated to the highest standards of transparency and trust
5. Unrivaled industry commitment to product safety and quality with our "Never, Ever Promise"
6. Team and Advisory Board with more than 60 years in CPG, e-comm, healthcare, life sciences & cannabis
7. Innovative, effective formulas with oversight from medical and scientific pros. It's Clean/Science.
8. Market-leading formulations using THC-free CBD and other, highly-beneficial phytocannabinoids (e.g. CBG & CBN)

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Davina Fernholtz
Chief Executive Officer
Seasoned entrepreneur with over 20 years experience in B2C, tech, and recruiting sectors. Experienced with startup strategy development, leadership, and organizational development.

in



David Crowther
Chief Operations Officer
After working for years on some of the biggest movies around (Titanic, True Lies) David formed his own film production company crafting powerful marketing content for top brands. Additionally, he has guided several consumer products to market.

in



Swathi Varanasi
Chief Scientific Officer
Dr. Swathi Varanasi is an integrative health pharmacist, cannabis expert, clinical researcher, natural medicines educator, and content contributor for print & online publications.

in



Hayden Fulstone
Advisory Board Member - BizDev
Entrepreneur with a passion for building socially responsible, sustainable businesses including Liquid I.V

in



Michael Farino
Marketing and Branding Advisor
Extensive career working with startups to fortune 100 brands amplifying their branding and product awareness. Comprehensive knowledge of crafting marketing and communications strategies that resonate with brands' target markets and boost sales

in



Rob Wright
Advisory Board Member - BizDev and Marketing
Rob is a serial entrepreneur with more than 20 years of digital experience building successful Internet businesses from the ground up.

in



Eric Kiker

Downloads

Element Apothec Presentation - Confidential.pdf

CBD holds a lot of promise, but most brands don't live up to it.

CBD. So much promise, so much confusion. Which brand is right? Which one refuses to use any of the 1,400 toxic ingredients, banned in the European Union and Canada, but allowed in the U.S.? Which one is leading the market with innovation and science-backed formulations? Which one can help you ban the bad and let the good shine through?

Element Apothec. Our "Never, Ever Promise" means we won't use harmful or toxic substances, ever. Our steadfast belief in the power of nature to soothe and provide balance guides us to innovate new products and look beyond CBD to utilize other supportive phytocannabinoids and beneficial plant-based remedies. And our proprietary (never white labeled) products are overseen by Medical Doctors. So ban the doubt over which CBD brand is right for you. It's clean. It's science. It's Clean/Science.

Element Apothec. Never, ever anything but good.



ELĒMENT APOTHĒC
NOURISH
LOTION
500mg
BOTANICAL
INFUSED
BROAD
SPECTRUM
CBD+CBG
LOTION
120ml / 4oz
RELIEF

We were born in a kitchen, not a lab.

Nearly a decade ago, our co-founder (our current CEO calls her, "Auntie") was suffering from several debilitating medical issues, leading to muscle aches, eczema, severe headaches, insomnia and a realization — the products she depended on didn't seem to be doing the job.



For the next several years, she immersed herself in the science of plant-based remedies, crafting formulations that helped soothe her symptoms and give her the relief she had sought, ultimately leading to the creation of more than 40 custom products for herself and others— lotions, balms, oil rollers, inhalers, bath salts and more.


ELĒMENT APOTHĒC
Your Natural Body Care Brand For Life

At a time of increased stressors and negative environmental and lifestyle factors, we're bringing this prolific and successful, home-based business, from the kitchen to the world. Rebranding and expanding, adding serious science to our mantra of "clean," we're driving the standard we call, Clean/Science. It's all in an effort to offer these amazing and highly-effective products on a larger scale in order to help many more people experience their life-changing benefits.

Introducing: Element Apothec.

An industry that's abandoned the consumer...

There are currently more than 1,400 toxic or harsh ingredients, banned in the EU and Canada, yet still widely used in the U.S. beauty, wellness, and supplement markets.
Why? Money?

Maybe. After all, consumers are anxious to experience the promise of CBD and Phytocannabinoids — and when demand is this high, corners can be cut. Some use questionable, cheap ingredients to maximize profits. Some even buy "white label" products, simply adding a logo and packaging to products available to anyone. Few partner with medical professionals to provide oversight to their products. At best, these practices are short-sighted and careless. At worst, they're dangerous with long-lasting, harmful effects.


THERE ARE THOUSANDS OF
TOXINS
IN EVERYDAY PRODUCTS

The beauty and wellness industries have abandoned their customers in the name of higher profits. Element Apothec aims to change that.

Why Element Apothec? Why Now?

Beauty and wellness brands have failed the consumer by pushing out low-quality products that contain toxic, harmful, and ineffective ingredients that can do more harm than good. Element Apothec's mission is to create products that actually help the consumer and are safe for both the user and the environment. Our products are superior to anything we've seen in the market. They're safe and effective. We hold ourselves accountable to unparalleled standards of safety and quality. We have transparency at every level.

In the end, quality wins.


APOTHEC

Our product formulations are truly unique, utilizing a proprietary blend of THC-free, hemp-derived Phytocannabinoids CBD, CBN and CBG, essential oils, and natural ingredients to provide soothing relief.


ELĒMENT APOTHĒC
CALM
COOL
COLLECTED
500mg
ESSENTIAL
OIL
INFUSED
BROAD
SPECTRUM
HEMP OIL

We believe consumer education is key. That's why we plan to educate consumers about making the best possible decisions when it comes to their health and wellness. We're creating a platform to share information about the numerous therapeutic benefits of Phytocannabinoids and other plant-based ingredients.


All Organic
All Natural
100% Plant-Based
Cruelty Free
No Chemicals
No Toxins
No THC
No Bad Stuff. Period.

As an early-stage investor, you have the opportunity to back a company with huge market growth potential. With the convergence of the emerging hemp/CBD market, natural wellness and clean beauty movements, need for sustainable practices, and consumer desire for evidence-based products, the time is now for Element Apothec — and you.

MARKET OPPORTUNITY

Element Apothec has a keen understanding of current market dynamics and drivers, and we are well positioned to lead the projected $22+ billion market materializing through 2023 (Brightfield Group).

Below are key drivers and opportunities we believe will affect market and brand outcomes:

- *Projected U.S. Sales of Hemp-Based Products to reach $22 billion by 2022*
- *Projected $3.5 Trillion Wellness Market Size by 2022*
- *240+ million new/ underserved consumers are coming to market now*
- *The current market is fragmented - 1000+ existing brands and no true brand leader*
- *Regulatory & cGMP challenges will weed out inexperienced players*
- *Current brands are highly risk-averse and NOT innovating*
- *Savvy consumers increasingly realizing the benefits of Phytocannabinoids and clean beauty*



PROJECTED U.S. HEMP-BASED PRODUCT SALES
$30.0B
$22.5B
$15.0B
$7.5B
$0.0B
$0.5B
$5.7B
$11.2B
$17B
$22B
2018
2019
2020
2021
2022
*Source: Yahoo Financial
$3.5T+ 2022 PROJECTED MARKET SIZE
Personal Care and Beauty
$1.38T
Healthy Eating, Nutrition and Weight Loss
$897B
Fitness Mind/ Body
$760B
Traditional and Complementary Medicine
$459B
*Source: GWI & Technavio

Products and Innovation

Element Apothec's products are disruptive and unique to the Hemp/CBD space - our Chief Product Officer, Lola Daleo along with our Chief Science Officer, Dr. Swathi Varanasi, and Advisory Board Member, Dr. Marvin Singh, bring 25+ years of product innovation, integrative medicine, pharmacology, and alternative medicine experience to the Element Apothec brand.



Element Apothec - Dr. Marvin Singh
Watch later
Share
Dr. Marvin Singh, MD
Board-Certified Integrative Gastroenterologist

The Element Apothec line contains innovative skin care, wellness, and athletic care products that are natural and organic, Phytocannabinoid-infused and plant-based, utilizing the healing powers of nature coupled with scientific innovation.

WELLNESS: Promoting a whole-body approach to wellness, our tinctures and topicals are crafted to enhance wellbeing, provide relief from daily stressors and allow for even deeper relaxation. Each formula harnesses the natural restorative power of Phytocannabinoids and plant-based oils to aid in sleep, anxiety, digestion, fatigued muscles and joints, and so much more.

SKIN CARE: Crafted from nourishing oils and plant-based ingredients, our skin care delivers naturally powerful results — moisturizing skin, softening lines and wrinkles, and soothing common skin ailments like eczema and psoriasis.

ATHLETIC CARE: Formulated to enhance joint and muscle recovery, our Athletic Care line supports the wellness of athletes inside and out. From topicals to tinctures, our products tap into the beneficial properties of Phytocannabinoids and essential oils to offer focused pain relief and whole body relaxation.

PHASE 1 PRODUCTS


ELĒMENT APOTHĒC
NOURISH
LOTION
500mg
BOTANICAL
INFUSED
BROAD
SPECTRUM
CBD+CBG
LOTION
120ml / 4oz
ELĒMENT APOTHĒC
RELIEF
CBD+CBG+CBN BALM
ELEMENT APOTHEC
CALM
COOL
COLLECTED
500mg
BOTANICAL
INFUSED
BROAD
SPECTRUM
CBD+CBG
TINCTURE

With 10+ SKUs ready for our *Phase I* (Q3 2020) launch and many more (30+) SKUs in various formats (tinctures, topicals, capsules, and nutraceuticals) across multiple consumer categories (body care, wellness, athletic care, sports nutrition, etc.) ready for *Phase II* and beyond — combined with out unique brand position, Element Apothec is poised and primed to be the next big disruptor in the health, wellness and clean beauty markets.


PORTFOLIO OF OVER FORTY CUSTOM FORMULATIONS
PHASE I
READY TO LAUNCH
PHASE II
3-6 MONTHS
PHASE III & BEYOND
1-3+ YEARS
Calm Cool Collected Tincture
Rest Relax Recover Tincture
Relief Balm
Nourish Lotion
Calm Cool Collected Roller
Belle Visage Face Serum
Be Well Tincture
Naked Tincture
Recover Butter
RIP'D Hand Balm
Rest Relax Recover Roller
Belle Visage Face Lotion
Recover Tincture
Relief Tincture
Recover Roller
Bath Salts
Nutraceuticals
Digestion Products
And More...
SKINCARE
WELLNESS
ATHLETIC CARE

Marketing and Sales Strategy

We will be taking a multi-pronged approach to our sales and marketing strategy.

- **Direct-to-Consumer**: Sell direct-to-consumer via our e-commerce website, social media sites, and Amazon. Additionally we will offer a monthly subscription plan to increase long-term customer value.
- **Omni-Channel Sales**: Placement with specialty retailers, wellness stores, big box stores, salons, hotels, dispensaries, holistic practitioners, and day spas. We have multiple locations throughout the West ready to receive product.
- **Thought Leadership and Education**: Advocate for safer consumer products by creating informative and educational posts and videos, establishing a platform to empower the consumer.
- **Social Impact**: Public Benefit Corporation, pledging 1% of sales to research and personal care product safety policy change. Discounts for veterans and disabled customers, creating better accessibility.
- **Influencer Marketing**: Utilizing a variety of platforms to influence brand awareness and customer purchase behavior - targeting our ideal customers based on product line differentiation - creating a go-to Phytocannabinoid brand and reaching a wider, targeted audience.
- **Traditional Marketing Channels**: Email and direct mail campaigns, PR, loyalty and referral programs, affiliate programs, and more.

Our Customers

We look at our customers from a psychographic perspective. Our customers want to take (better) care of themselves and live better lives. This means wanting better sleep, less tension, better recovery after exercise, relief from daily stressors - both physical and emotional, or simply desiring to look their best.


ELEMENT
APOTHEC

They want products that improve their lives without harmful effects. They're educated or want knowledge to better understand that what goes on their bodies is just as impactful as what goes *in* their bodies. They want a company they can trust.

Clean Beauty and Clean Wellness isn't just a trend; it's a movement that impacts virtually every element of the beauty and wellness industry. Modern consumers are better informed and are demanding transparency.

Traction and Milestones

Loyal base of customers from the home-based business, who remain engaged, eagerly awaiting the new products

Retail commitments from several retail locations, medical offices, and marketplaces

Signed letter of intent to be featured in a new, innovative pop-up retail store in Boston later this year

Use of Funds

We are raising a convertible note of up to $500,000 at a market cap of $4M.We will use the funds for:Product Inventory, Marketing, General Operating Costs, Business Development (incl. R&D), and WeFunder Fees


BizDev
12%
Marketing
30%
Operating Costs
10%
Fees
8%
Inventory
40%

Executive Summary

Element Apothec, Inc., founded in 2020, is a Delaware Public Benefit Corporation startup operation with four entrepreneurial founders who have established our unique brand, IP portfolio (including proprietary formulas, domains, and trademarks) and a full infrastructure from operations to finance. We have a team with decades of e-commerce, branding, marketing, human resources, executive leadership, operational management, integrative medicine, pharmacology, fitness, and CPG experience and are poised to become a market-leading brand in the soon-to-be $22+ billion-dollar Hemp/CBD industry*.

*Source: Brightfield Group

Investor Q&A

– COLLAPSE ALL

What does your company do?

Element Apothec develops, formulates, and sells all-natural, plant-based body care and wellness products infused with beneficial phytocannabinoids.

Where will your company be in 5 years?

In five years Element Apothec will be a leader in the CBD/hemp-based wellness space with sales over $350 million. At that point we would look to a strategic acquisition by a large, multinational brand, giving us the working capital and reach to extend our product lines and boost customer accessibility.

Why did you choose this idea?

Element Apothec was conceived with the idea to help as many people as possible to live better, healthier lives. Our mission to create safe and effective body care and wellness products looks to disrupt and change, for the better, an industry that has abandoned responsibility for their consumers' wellbeing and health.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The "clean beauty" movement has been developing over the past several years. A growing awareness among consumers for the need for toxic-free products has spawned many brands who purport to embrace this movement. However, there is still much to be done to clean up the wellness and body care industry. This, coupled with the legalization of hemp-derived products, has created an opportunity to create clean, effective, and beneficial hemp-based products that few are capitalizing on.

How far along are you? What's your biggest obstacle?

We are poised and ready to launch. Formulations are complete, suppliers identified, manufacturers secured, package design complete, e-commerce site built, retail commitments secured. Our biggest obstacle at this time is the funds needed to pay for our initial inventory, marketing and PR efforts.

Who competes with you? What do you understand that they don't?

There are many companies (most are relatively new) who are vying for position in this space. Most are in it for the "CBD Gold Rush," pushing out low-quality, ineffective products as fast as they can. In their rush to capitalize on this emerging market, they (like the beauty industry, in general) has forgotten about their primary purpose: help the customer. They're using dangerous, toxic ingredients in their products, cutting corners on product quality, and/or developing ineffective and generic products. At Element Apothec, the customer is our primary concern. We have developed a comprehensive line of innovative, all-natural products that combine science with the healing power of nature. We believe that the value associated with being a clean product company that believes in the purity of all-natural ingredients will allow us to quickly create a loyal customer base.

How will you make money?

With a booming hemp-based CBD product market projected to reach $22 billion by 2022 and a total addressable market in the wellness space exceeding $3.5 trillion by 2022, Element Apothec is poised for exponential growth. Customers pay a premium for high-quality, all-natural products. And, with retail margins on our products ranging from 75-85% and wholesale margins at 60-70%, our path to profitability is clear.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Low market adoption, increase in raw material costs, lack of clear federal guidelines in the hemp industry, and lack of consumer education regarding the benefits of THC-free, hemp-derived phytocannabinoids are all risks Element Apothec faces. Failure would result if we don't have the funds to implement the marketing and PR initiatives we have developed, remain vigilant to the ever-changing cannabis and hemp industry regulations, and continue developing our customer education platform.

How will you use funds from crowdfunding and equity raise?

The funds will be used to launch our Phase 1 products. This includes the costs of manufacturing, implementing our marketing and PR plans, retaining additional team members and/or advisors, and other operational needs.

What keeps you up at night about the business?

Each day that passes that we're not in market keeps us up at night. How can we overcome the challenges with funding to get our products into the hands of the people that need them so badly right now and in the future? With the advent of COVID-19 and a post-COVID world, our products are especially relevant and needed. Other, on-going concerns for us include the future of FDA regulations that may affect us and the political landscape and the acceptance of CBD products.

What is a Certified B Corporation and are you certified?

To quote the B Corp website, "Certified B Corporations are a new kind of business that balances purpose and profit. They are legally required to consider the impact of their decisions on their workers, customers, suppliers, community, and the environment. This is a community of leaders, driving a global movement of people using business as a force for good."
Only companies who have been in operation for at least 12 months may be certified as a B Corporation.
However, to have the ability to signal to stakeholders like investors, board advisers, employees, and prospective clients that perspective companies are on track to certifying as a B Corp., the Pending B Corp status was developed to help those early stage companies make that commitment count.
Element Apothec is currently registered as a Public Benefit Corporation and is in the process of becoming a Pending B Corp.

What other certifications do you have or are in the process of obtaining?

Some of the certifications were are pursuing are EWG Certified, the Leaping Bunny Program, NPA Natural Seal, Naturally Sephora, and others.

Are your products USDA Organic Certified?

The short answer is, "no". The long answer is that the USDA Organic Certification isn't what it used to be. Understand that we believe it is still a very good indicator of a company's quality and commitment to healthy products. However, the bureaucracy and red tape companies face when applying for USDA Organic status as well as the high cost of entry, make it prohibitive for some entities to obtain the certification. What this means is that not all companies are able to receive certification, even if they meet or exceed all of the requirements. At Element Apothec, we source our ingredients from suppliers who not only practice sustainable and organic farming/cultivation techniques but also go above and beyond the "Organic" title in terms of ethical and environmental practices. We only partner with companies and suppliers who are dedicated to making a positive impact in the world. So, while we may not currently have the USDA Certified Organic seal on our products (it may be something we explore in the future as our product line develops) we are confident that they meet or surpass the quality of any products on the market today.

How has your company responded or pivoted as a result of COVID-19?

At Element Apothec, we know that our products are an essential addition to the COVID-19 and Post-COVID-19 market place. With increased anxiety and fear in our society the products we create will help address issues of sleeplessness, stress, chronic pain and inflammation, and more. In response to the pandemic we have stepped up our efforts to bring our products to market, working tirelessly to establish the supply chain and logistics needed to launch. In addition, we are in the process of bolstering our online sales platform and marketing to reflect that shift. Because we know our products can help in this time of need we are doing everything we can to get them into the hands of those who need it most.

wefunder.com/elementapothec/about is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.